FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY WITH AUTHORISED CAPITAL

CNPJ/MF nº 47.508.411/0001‐56

NIRE 35.300.089.901

EXTRACT FROM THE MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON THE 11TH OF DECEMBER 2013

1.            DATE, TIME AND PLACE: On the 11th of December, 2013, at 2:00 p.m., at the registered offices of Companhia Brasileira de Distribuição (the “Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, city and state of São Paulo.

2.            CONDUCTION OF THE MEETING: Chairman: Jean-Charles Naouri; Secretary: Julian Fonseca Peña Chediak.

3.            CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to article 15 of the Company’s Charter and article 8 of the Internal Regulation of the Company’s Board of Directors. Mr. Jean-Charles Naouri, Mr. Arnaud Strasser, Mr. Antoine Marie Lazare Giscard d’Estaing, Ronaldo Iabrudi, Mr. Ulisses Kameyama, Mr. Eleazar de Carvalho Filho, Mr. Roberto Oliveira de Lima, Mr. Luiz Augusto de Castro Neves, Mr. Maria Helena dos Santos Fernandes Santana, Mr. Pedro Chermont de Miranda and Mr. Guilherme Affonso Ferreira were present. Also present, as guests, Mr. Enéas Pestana, Mr. Christophe Hidalgo, Mr. Eduardo Leonidas and Mrs. Ana Paula Tarossi.

4.            AGENDA: Resolution regarding the issuance of new shares within the Company’s stock option plan.

5.            RESOLUTIONS: As the meeting was commenced, the Board members examined the item comprised in the agenda and approved the following resolution:

5.1.        The members of the Board of Directors discussed the Stock Option Plan of the Company, approved at the General Meeting held on December 20th, 2006 (“Plan”), and decided the following:

5.1.1.     In view of the exercise of A5 Silver and Gold, A6 Silver and Gold and A7 Silver and Gold Series of the Plan, approve by unanimous vote, observing the limit of the authorized capital of the Company, as set forth in Article 6 of the By-Laws, the capital increase of the Company in the amount of R$3,018,549.56 (three million, eighteen thousand, five hundred and forty-nine Reais  and fifty-six cents), upon the issuance of 90,659 (ninety thousand, six hundred and fifty-nine) preferred shares, being:

(i) 12,568 (twelve thousand, five hundred and sixty-eight) preferred shares, at the issuance price of R$54.69 (fifty-four Reais  and sixty-nine cents) per share, determined in accordance with the Plan, in the total amount of R$687,343.92 (Six hundred and eighty-seven thousand, three hundred and forty-three Reais  and ninety-tow cents), in connection with the exercise of A5 Silver Series;

(ii) 12,563 (twelve thousand, five hundred and sixty-three) preferred shares, at the issuance price of R$0.01 (one cent) per share, determined in accordance with the Plan, in the total amount of R$125.63 (one hundred and twenty five Reais  and sixty-three cents), in connection with the exercise of A5 Gold Series;

(iii) 18,342 (eighteen thousand, three hundred and forty-two) preferred shares, at the issuance price of R$64.13 (sixty-four Reais  and thirteen cents) per share, determined in accordance with the Plan, in the total amount of R$1,176,272.46 (one million, one hundred and seventy-six thousand, two hundred and seventy-two Reais  and forty-six cents), in connection with the exercise of A6 Silver Series;

(iv) 18,334 (eighteen thousand, three hundred and thirty-four) preferred shares, at the issuance price of R$0.01 (one cent) per share, determined in accordance with the Plan, in the total amount of R$183.34 (one hundred and eighty three Reais  and thirty-four cents), in connection with the exercise of A6 Gold Series;

(v) 14,431  (fourteen thousand, four hundred and thirty-one) preferred shares, at the issuance price of R$80.00 (eighty Reais)  per share, determined in accordance with the Plan, in the total amount of R$ R$1,154,480.00 (one million, one hundred and fifty-four thousand, four hundred and eighty Reais), in connection with the exercise of A7 Silver Series; and

(vi) 14,421 (fourteen thousand, four hundred and twenty-one) preferred shares, at the issuance price of R$0.01 (one cent) per share, determined in accordance with the Plan, in the total amount of R$144.21 (one hundred and forty-four Reais  and twenty-one cents), in connection with the exercise of A7 Gold Series.

The preferred shares now issued shall have the same characteristics and conditions and shall be entitled to the same rights and benefits as the existing preferred shares, including full right to dividends and other benefits declared from this date forward, according to the Company’s By-Laws.

5.1.2.     Consequently, the Company’s share capital shall pass from R$6,761,281,357.93 (six billion, seven hundred and sixty-one million, two hundred and eighty-one thousand, three hundred and fifty-seven Reais  and ninety-three cents) to R$6,764,299,907.49 (six billion, seven hundred and sixty-four million, two hundred and ninety-nine thousand, nine hundred and seven Reais  and fourty-nine cents),   fully subscribed and paid in, divided into 264,452,885 (two hundred and sixty-four million, four hundred and fifty-two thousand, eight hundred and eighty-five) shares with no par value, 99,679,851 (ninety-nine million, six hundred and seventy-nine thousand, eight hundred and fifty-one) of which are common shares and 164.773.034 (one hundred and sixty-four million, seven hundred and seventy-three thousand and thirty-four) of which are preferred shares.

6.            APPROVAL AND SUBMISSION OF MINUTES: Having nothing to discuss further, the proceedings were adjourned and the minutes were prepared. Once the proceedings were resumed, the minutes were read and approved, all the attending Board members having signed them. São Paulo, 11th of August, 2013. Sigantures: Chairman – Jean-Charles Naouri; Secretary – Julian Fonseca Peña Chediak. Jean-Charles Naouri, Arnaud Strasser, p.p. Ronaldo Iabrudi, Antoine Marie Lazare Giscard d’Estaing, Ronaldo Iabrudi, Ulisses Kameyama, Eleazar de Carvalho Filho, Roberto Oliveira de Lima, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana, Pedro Chermont de Miranda and Guilherme Affonso Ferreira. I certify, for due purposes, that this is an extract from the minutes registered with the relevant book, in accordance with section 130, paragraph 3 of Law No. 6.404/76 as amended.

Julian Fonseca Peña Chediak

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 11, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.